                          Scudder New Europe Fund, Inc.
                            Amendment to the By-Laws

      On April 12, 1991, the Board of Directors of the Fund adopted the following resolution amending the By-Laws of the Fund.

            RESOLVED, that pursuant to Article XI of the Fund's By-Laws, Section
            5.4 of Article V of the Fund's By-Laws is hereby amended to read in its entirety as follows:

                  Section 5.4 Chairman of Board: The Chairman Of the Board, if there be such an officer, shall be the senior officer of the Corporation, shall preside at all stockholders' meetings and at all meetings of the Board of Directors and shall be ex officio a member of all committees of the Board of Directors other than the audit committee and any nominating committee. He shall have such powers and perform such other duties as may be assigned to him from time to time by the Board of Directors.